Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2009	2008
	(Dollars in thousands)
EARNINGS:
Income before income taxes	$352,665	$483,301
Add (deduct):
Equity in earnings of unconsolidated entities	(67,034)	(66,945)
Distributions from unconsolidated entities	51,668	51,224
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(16,508)	(14,815)
	320,791	452,765
Add fixed charges:
Consolidated interest expense (1)	92,780	108,634
Interest portion (1/3) of consolidated rent expense	38,113	35,238
	$451,684	$596,637

FIXED CHARGES:
Consolidated interest expense (1)	$92,780	$108,634
Capitalized interest	2,739	870
Interest portion (1/3) of consolidated rent expense	38,113	35,238
	$133,632	$144,742

RATIO OF EARNINGS TO FIXED CHARGES	3.38	4.12

Tax-effected preferred dividends	$59	$62
Fixed charges	133,632	144,742
Fixed charges and preferred dividends	$133,691	$144,804

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.38	4.12

(1)     Interest expense on income tax contingencies is not included in fixed charges.